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                           January 6, 2021

       Marco Taglietti, M.D.
       Chief Executive Officer
       SCYNEXIS, Inc.
       1 Evertrust Plaza, 13th Floor
       Jersey City, NJ 07302-6548

                                                        Re: SCYNEXIS, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 31,
2020
                                                            File No. 333-251851

       Dear Dr. Taglietti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Brett White, Esq.